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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

Moscow CableCom Corp.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
61945R100
(CUSIP Number)

Henry Lesser, Esq.	Marjorie Adams, Esq.
DLA Piper US LLP	DLA Piper US LLP
2000 University Avenue	1251 Avenue of the Americas, 29th Floor
East Palo Alto, California 94303	New York, NY 10020-1104
Telephone: (650) 833-2000	Phone: (212) 335-4500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Renova Media Enterprises Ltd.**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Includes: (i) 3,375,084 shares of common stock, $0.01 par value (“Common Stock”), of Moscow CableCom Corp. (the “Company”) held directly by Renova Media Enterprises Ltd. (“Renova Media”), (ii) 1,687,542 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000 shares of the Company’s Series B Convertible Preferred Stock, $0.01 par value (“Preferred Stock”), which are convertible within 60 days and are held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock which are convertible within 60 days, that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (v) 4,220,879 shares of Common Stock held by Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”), with respect to which Renova Media disclaims beneficial ownership but that Renova Media may be deemed to beneficially own by reason of Renova Media’s ownership of approximately 49% of COMCOR, and (vi) 817,512 shares of Common Stock with respect to which Renova Media disclaims beneficial ownership but that Renova Media may be deemed to beneficially own by reason of irrevocable proxy and power of attorney arrangements (the “Irrevocable Proxy Arrangements”) between Renova Media and certain stockholders of the Company.

(2)	Includes all of the securities listed in note (1) above, except for 163,503 shares of Common Stock, which are subject to the Irrevocable Proxy Arrangements, with respect to which Renova Media does not have any dispositive power and disclaims beneficial ownership.

(3)	Based upon a total of 28,442,907 shares of Common Stock, which figure is based on the number of shares of Common Stock outstanding on April 17, 2007, as disclosed by the Company to Renova Media (13,983,615) and assumes (i) exercise of 1,687,542 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock, beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.

**	The footnotes set forth above are the footnotes applicable to the cover pages for all of the filing persons included in this Schedule 13D.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Renova Industries Ltd.**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: CMCR Management Limited**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Renova Holding Ltd.**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: ZAO PR Telecom**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: ZAO Pripachkin I Doch**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Yuri Pripachkin**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Columbus Trust**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Victor Vekselberg**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No. 61945R100
     This Amendment No. 10 to Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, jointly by Renova Media Enterprises Ltd., a Bahamas corporation formerly known as Columbus Nova Investments VIII Ltd. (“Renova Media”), Renova Industries Ltd., a Bahamian corporation (“Renova Industries”), CMCR Management Limited, a Bahamian corporation (“CMCR”), Renova Holding Ltd., a Bahamian Corporation (“Renova Holding”), ZAO PR Telecom, a Russian joint stock company, ZAO Pripachkin I Doch, a joint stock company, Yuri Pripachkin, Columbus Trust, a Cayman Islands trust, and Victor Vekselberg (collectively, the “Reporting Persons”) and amends and supplements the below-indicated items from the Schedule 13D filed with the Securities and Exchange Commission by the Renova Media and Victor Vekselberg on September 23, 2004, and subsequently amended. This Amendment No. 10 to Schedule 13D includes Renova Industries, CMCR Management Limited, Renova Holding, ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin and Columbus Trust as additional Reporting Persons because, by reason of their relationship to Renova Media as described herein, they may be deemed to be engaging in the pending acquisition, through the Merger, of all voting securities of the Company not owned by Renova Media, as more fully described in previous amendments to this Schedule 13D.
     Capitalized terms not otherwise defined herein shall have the meaning attributed to such terms in Amendment No. 9 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 9”).

Item 2. Identity and Background
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be filed as Exhibits
SIGNATURE
EXHIBIT 37
EXHIBIT 38
EXHIBIT 39
EXHIBIT 40
EXHIBIT 41

Item 2. Identity and Background.
     Item 2 of Schedule 13D is amended and restated in its entirety to provide as follows:
(a)-(c), (f).
(i) This Schedule 13D is filed by the Reporting Persons jointly, pursuant to Powers of Attorney and the Joint Filing Agreement attached hereto as Exhibit 37, Exhibit 38 and Exhibit 39, respectively, the content of which is incorporated herein by reference. The Reporting Persons and their respective business addresses are set forth below:

(1)	Renova Media Enterprises Ltd.
2nd Terrace, West Centreville
Nassau, Bahamas

(2)	Renova Industries Ltd.
2nd Terrace, West Centreville
Nassau, Bahamas

(3)	CMCR Management Limited
Louloupis Court, 2nd Floor
3036 Limassol, Cyprus

(4)	Renova Holding Ltd.
2nd Terrace, West Centreville
Nassau, Bahamas

(5)	ZAO PR Telecom
Ulitsa Dm. Ulianova 7-A
Moscow, Russian Federation, 117036

CUSIP No. 61945R100

(6)	ZAO Pripachkin I Doch
Neglinnaya Ulitsa, 17 str. 2
Moscow, Russian Federation

(7)	Yuri Pripachkin
Obrastova Ulitsa, 4a
Moscow, Russian Federation, 127055

(8)	Columbus Trust
Pasea Estate, P.O. Box 958
Road Town, Tortola, BVI

(9)	Victor Vekselberg
c/o Renova Management AG
Bleicherweg 33
8002 Zurich, Switzerland
(ii) Set forth below is additional Information about Reporting Persons and, in the case of Reporting Persons who are entities, their respective officers, directors and supervisory board members:
(1) Renova Media, a Bahamian corporation, is the telecommunications arm of the Renova Group, a group of investment companies that is a leading Russian private equity investor (“Renova Group”). Renova Media provides cable television, high-speed Internet access and Internet protocol-based telephony to residential and business customers in the City of Moscow, Russia and Belarus.
(2) Renova Industries, a Bahamian corporation, is a holding company for 51% of the outstanding voting securities of Renova Media.
(3) CMCR Management Limited, a Bahamian corporation, is a holding company for 49% of the outstanding voting securities of Renova Media. KPM Invest Ltd. is the sole director of CMCR Management Limited. The business address of KPM Invest Ltd. is Christodoulou Chadgipavlou 205, Louloupis Court, 2nd Floor, 3036 Limassol, Cyprus. KPM Invest Ltd. is an entity that provides management services and was formed under the laws of Cyprus.
(4) Renova Holding, a Bahamian corporation, is a holding company for a controlling interest in the voting securities of Renova Industries Ltd.
(5) ZAO PR Telecom is a Russian joint stock company that, together with ZAO Pripachkin I Doch, owns a majority of CMCR Management Limited’s outstanding voting securities. Reporting Person Yuri Pripachkin is the controlling stockholder of ZAO PR Telecom.
(6) ZAO Pripachkin I Doch is a Russian joint stock company that, together with ZAO PR Telecom, owns a majority of CMCR Management Limited’s outstanding voting securities. Reporting Person Yuri Pripachkin is the controlling stockholder of ZAO Pripachkin I Doch.
(7) Yuri Pripachkin is a member of the Renova Media Supervisory Board and, indirectly through ZAO PR Telecom and ZAO Pripachkin I Doch, the controlling stockholder of CMCR. Mr. Pripachkin is the head of the Representative Office of RME Management Limited, which provides management services to Renova Media affiliates. The business address of RME Management Limited is Naousis, 1, Karapatakis Building, P.C. 6018, Larnaca, Cyprus. He is also the President of the Association of Cable TV of Russia, a cable television industry group, the business address of which is 2 Spasonalivkovskiy pereulok, 6, Moscow, Russian Federation, 119991. Mr. Pripachkin is a citizen of the Russian Federation.

CUSIP No. 61945R100
(8) Columbus Trust, a Cayman Islands trust, is a professional trust services company which, through its trustee, owns all of the outstanding voting securities of Renova Holding. The sole trustee of Columbus Trust is TZ Columbus Services Limited. The business address of TZ Columbus Services Limited is Pasea Estate, P.O. Box 958, Road Town, Tortola, BVI. TZ Columbus Services Limited is an entity engaged in the business of forming and operating trusts, and was formed under the laws of the British Virgin Islands.
(9) Victor Vekselberg is the principal beneficiary of Columbus Trust. Mr. Vekselberg is the Chairman of the Supervisory Committee and Executive Committee of Renova Group. Mr. Vekselberg is also the Chairman of the Board of United Company, RUSAL, a producer of aluminum and alumina. The business address of United Company, RUSAL is 13/1, Nikoloyamskaya Street, Moscow, 109240, Russian Federation. He is also a Member of the Board of Directors of OAO TNK-BP Management, a petroleum company. The business address for OAO TNK-BP is Arbat Street 1, Moscow, 119019, Russian Federation. Mr. Vekselberg is a citizen of the Russian Federation.
(10) Marco Montanari is a member of the Boards of Directors of Renova Media, Renova Holding and Renova Industries. Mr. Montanari is the President of Helvetic Management Services Ltd., a management services organization, the business address of which is 2nd Terrace West, Centreville, Nassau, Bahamas. Mr. Montanari is a citizen of Switzerland.
(11) Shakira Burrows is a member of the Boards of Directors of Renova Media, Renova Holding and Renova Industries. Ms. Burrows is a Vice-President of Helvetic Management Services Ltd., the business address of which is 2nd Terrace West, Centreville, Nassau, Bahamas. Ms. Burrows is a citizen of the Bahamas.
(12) Olivier Chaponnier is a member of the Boards of Directors of Renova Media, Renova Holding and Renova Industries. Mr. Chaponnier is a Vice President of Helvetic Management Services Ltd., the business address of which is 2nd Terrace West, Centreville, Nassau, Bahamas. Mr. Chaponnier is a citizen of Switzerland.
(13) Vladimir Kuznetsov is a member of the Supervisory Board of Renova Media and the Chief Investment Officer and Member of the Executive Board of Renova Management AG, a provider of consulting and investment management services. Mr. Kuznetsov is also the Vice President-Finance of RENOVA Inc. (New York), a provider of consulting and investment services, and the Chief Executive Officer of Financial Consulting Services LLC, an entity engaged in operations, consulting, and marketing services. The business address of Renova Management AG is Bleicherweg 33, 8002 Zurich, Switzerland; the business address of RENOVA Inc. (New York) is 153 E 53rd Street, 58th Floor, New York, NY 10022; and the business address of Financial Consulting Services LLC is Bld. 1, 4 Schipok Street, 115093 Moscow, Russian Federation. Mr. Kuznetsov is a citizen of the Russian Federation.
(14) Vladimir Kremer is a member of the Renova Media Supervisory Board and is the Director of Marketing and Sales of United Company RUSAL, a producer of aluminum and aluminum products. The business address of United Company RUSAL is 13/1, Nikoloyamskaya Str., Moscow, 109240, Russian Federation. Mr. Kremer is a citizen of the Russian Federation.
(15) Oleg Alekseev is a member of the Renova Media Supervisory Board and a Director, Corporate Projects of the Institute for Corporate Development, a public relations and government liaison firm. The business address of the Institute for Corporate Development is Bld. 2, 18 Schipok Street, 115093 Moscow, Russian Federation. Mr. Alekseev is a citizen of the Russian Federation.

CUSIP No. 61945R100
(16) Anna Petrovna Derkach is a member of the Renova Media Supervisory Board, a General Director and Accountant General of ZAO Pripachkin I Doch, and the accountant general of ZAO PR Telecom. Ms. Derkach is also a general director of “Calculation center ‘Practic’”, an accounting records maintenance firm, the business address of which is Ulitsa 2 Hutorskaya 19/13, str. 2 Moscow, Russian Federation. Ms. Derkach is a citizen of the Russian Federation.
(17) Carl Stadelhofer is a director of Renova Holding and Renova Industries. Mr. Stadelhofer is an attorney at RKS Rinderknecht Klein & Stadelhofer, a law firm, the business address of which is Beethovenstrasse 7, CH-8022 Zurich, Switzerland. Mr. Stadelhofer is also Chief Legal Counsel of Renova Management AG, Bleicherweg 33, CH-8002 Zurich, Switzerland. Mr. Stadelhofer is a citizen of Switzerland.
(18) Alexey Vadimovich Filatov is a general director of ZAO PR Telecom. Mr. Filatov is a citizen of the Russian Federation.
(19) Helene Anne Lewis is director TZ Columbus Services Limited. Ms. Lewis also serves as Senior Partner, SimonetteLewis, a law firm, the business address of which is Unit Two Mill Mall Road Town Tartola VG 1110, British Virgin Islands. Ms. Lewis is a citizen of Trinidad & Tobago.
(20) Felix Bänninger is a director of TZ Columbus Services Limited. Dr. Bänninger is also a Partner at Treuco Trust Company, a trust business. The business address of Treuco Trust Company is Claridenstrasse 25, 8002 Zurich/Switzerland. Dr. Bänninger is a citizen of Switzerland.
(21) Eugenia Yiallourou is a director of KPM Invest Ltd. Ms. Yiallourou is also a director of KPM Consulting Ltd., a provider of management services, the business address of which is Christodoulou Chadgipavlou 205, Louloupis Court, 2nd Floor, 3036 Limassol, Cyprus, Ms. Yiallourou is a citizen of Cyprus.
(22) Chryso Ioannou Panayi is a director of KPM Invest Ltd. Mr. Panayi is also a director of KPM Consulting Ltd., the business address of which is Christodoulou Chadgipavlou 205, Louloupis Court, 2nd Floor, 3036 Limassol, Cyprus. Mr. Panayi is a citizen of Cyprus.
(23) Antri Zavrou is a director of KPM Invest Ltd. Mr. Antri is a citizen of Cyprus.
(d). During the last five years, neither any Reporting Person nor any of the executive officers or directors or supervisory board members of any Reporting Person that is an entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e). During the last five years, neither any Reporting Person nor any of the executive officers or directors or supervisory board members of any Reporting Person that is an entity, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 61945R100
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     (i) Limited Financing Commitment.
     On April 17, 2007, Renova Media provided a written commitment to the Company (the “New Commitment”) that Renova Media or one of its affiliates will provide the Company and/or its subsidiaries with sufficient capital to ensure that the Company’s operations will continue uninterrupted for a period of one year after the date on which the Company files its Form 10-K for the period ending December 31, 2006. The New Commitment does not specify the amount of capital to be provided or the terms on which such capital will be provided. The New Commitment was accompanied by a letter, also dated April 17, 2007, from Renova Industries, Renova Media’s majority shareholder, in which Renova Industries guarantees the commitment of Renova Media in the New Commitment.
     The New Commitment and any similar commitment that Renova Media may, in its discretion, decide to provide pending the consummation of the Merger contemplated by the Merger Agreement are independent of the provisions of the Merger Agreement, the $28,500,000 Facility Agreement and the Bridge Facility Agreement (described in greater detail in Amendment No. 9).
     (ii) Termination of Shareholders Agreement.
     On April 23, 2007, Renova Media and Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”), a holder of 4,220,879 shares of Company Common Stock, entered into an agreement dated April 17, 2007 (the “Termination Agreement”) confirming that, as of June 7, 2006 (the “Effective Date”), the date on which Renova Media acquired a controlling interest in COMCOR (recently reduced to an approximately 49% interest, though Renova Media anticipates acquiring additional shares of capital stock of COMCOR in a private placement in May 2007 such that Renova Media will again have a controlling interest in COMCOR), the Shareholders Agreement dated August 26, 2004 between Renova Media (then known as “Columbus Nova Limited VIII Ltd.”) and COMCOR (the “Comcor Shareholders Agreement”), which Comcor Shareholders Agreement was attached as Exhibit 5 to the Schedule 13D filed by the Reporting Persons on September 23, 2004, would no longer be operative and terminated as of the Effective Date. A copy of the Termination Agreement is attached hereto as Exhibit 40 and is incorporated herein by reference. The foregoing summary of the Termination Agreement is qualified in its entirety by the full text of Exhibit 40.
     As a result of the termination of the Comcor Shareholders Agreement, provisions of the Shareholders Agreement In Respect of Renova Media Enterprises Ltd. between Renova Industries, CMCR and Renova Media, dated April 19, 2006 relating to Renova Media’s shareholdings of the Company became applicable as of the Effective Date. Under such Shareholders Agreement, as amended and restated on October 20, 2006 (the “RI/CMCR Agreement”), Renova Industries has the right to appoint a majority, and CMCR has the right to designate a minority, of the members of Renova Media’s supervisory board, and the board of directors of Renova Media must include at least one Renova Industries designee and one CMCR designee. In addition, certain actions by Renova Media relating to the Company, including any transaction between Renova Media and the Company or any vote by Renova Media of its shares of Company capital stock, requires the approval (subject to a specified deadlock resolution mechanism) of both Renova Industries and CMCR, Renova Media’s sole shareholders, or all members present at a Renova Media supervisory board meeting at which there is a quorum (which requires the presence of at least two Renova Industries designees and one CMCR designee), subject, in all cases of decisions by the supervisory board as to these matters, to that decision being conveyed to Renova Media’s board of directors, which is responsible for the supervision and management of Renova Media on all matters not falling under the authority of Renova Media’s shareholders and which requires the presence of at least one Renova Industries designee and one CMCR designee for quorum purposes. A copy of the RI/CMCR Agreement is attached hereto as Exhibit 41 and is incorporated herein by reference. The foregoing summary of the RI/CMCR Agreement is qualified in its entirety by the full text of Exhibit 41.

CUSIP No. 61945R100
Item 7. Material to be filed as Exhibits
     Item 7 is hereby amended and supplemented to include the following exhibits, filed herewith:

Exhibit 37	Power of Attorney signed by Renova Media Enterprises Ltd., Renova Industries Ltd., Renova Holdings Ltd., Columbus Trust and Victor Vekselberg, authorizing Vladimir Kuznetsov, Evgenia Loewe and Andrey Osipov to sign this Schedule 13D and any amendments hereto on their behalf.

Exhibit 38	Power of Attorney dated April 20, 2007, signed by CMCR Management Limited, ZAO PR Telecom, ZAO Pripachkin I Doch and Yuri Pripachkin, authorizing Anna Derkach and Yana Davydkina to execute this Schedule 13D and any amendments hereto on their behalf.

Exhibit 39	Joint Filing Agreement dated as of the date hereof by and among Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg.

Exhibit 40	Termination Agreement between Renova Media Enterprises Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya, dated April 17, 2007.

Exhibit 41	Amended and Restated Shareholders Agreement In Respect of Renova Media Enterprises, Ltd. between Renova Industries Ltd., CMCR Management Limited and Renova Media Enterprises Ltd., dated October 20, 2006.

CUSIP No. 61945R100
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.
Dated: April 24, 2007

RENOVA MEDIA ENTERPRISES LTD.

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

RENOVA INDUSTRIES LTD.

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

CMCR MANAGEMENT LIMITED

By:	/s/ Yana Davydkina

Name:	Yana Davydkina
Title:	Attorney-in-Fact

RENOVA HOLDING LTD.

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

ZAO PR TELECOM

By:	/s/ Yana Davydkina

Name:	Yana Davydkina
Title:	Attorney-in-Fact

CUSIP No. 61945R100

ZAO PRIPACHKIN I DOCH

By:	/s/ Yana Davydkina

Name:	Yana Davydkina
Title:	Attorney-in-Fact

YURI PRIPACHKIN

By:	/s/ Yana Davydkina

Name:	Yana Davydkina
Title:	Attorney-in-Fact

COLUMBUS TRUST

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

VICTOR VEKSELBERG

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact